Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Nine Months Ended June 30, 2014	For the Year Ended September 30, 2013	For the Year Ended September 30, 2012
Fixed Charges:
Interest expense	207,262	94,986	60
Total Fixed Charges	207,262	94,986	60

Earnings:
Net income (loss)	(4,702,742)	(17,452,513)	(1,537,275)
Income tax provision (benefit)	--	--	--
Fixed charges	207,262	94,986	60
Total earnings for computation of ratio	(4,495,480)	(17,357,527)	(1,537,215)

Ratio of earnings to fixed charges	n/a (1)	n/a (1)	n/a (1)

(1)
Earnings were not sufficient to cover fixed charges for the periods indicated.  Additional earnings of  $4,702,742 for the nine months ended June 30, 2014,  $17,357,527 for the fiscal year ended September 30, 2013 and $1,537,215 for the fiscal year ended September 30, 2012, would have been required to achieve a ratio of 1:1.